Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

For purposes of this Exhibit 4.4, references to “the Partnership,” “we,” “our” and “us” refer only to Alliance Resource Partners, L.P., a Delaware limited partnership (“ARLP”) and not to its subsidiaries or parent.

Common Units

Our common units represent limited partner interests in ARLP. The holders of these common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under the Fourth Amended and Restated Agreement of Limited Partnership of ARLP, as amended (the “Partnership Agreement”). For a description of the rights of holders of common units in and to partnership distributions, please read “Our Cash Distribution Policy.” For a description of other rights and privileges of limited partners under our Partnership Agreement, including voting rights, please read “Description of Our Partnership Agreement.”

Exchange Listing

Our common units trade on the NASDAQ Global Select Market under the symbol “ARLP.”

Transfer Agent and Registrar Duties

American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;
•	special charges for services requested by a holder of a common unit; and
•	other similar fees or charges

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Any transfer of common units will not be recorded by the transfer agent or recognized by us until either (i) the certificates evidencing the common units being transferred are surrendered for registration of transfer or (ii) the receipt of proper instructions from the registered owner of uncertificated common units. Upon satisfaction of the requirements in our Partnership Agreement with respect to a transfer, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;
•	automatically requests admission as a substituted limited partner in our partnership;
•	agrees to be bound by the terms and conditions of, and executes, our Partnership Agreement;
•	represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement;
•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the Partnership Agreement; and
•	makes the consents and waivers contained in the Partnership Agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner in our partnership for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and
•

the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units. Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. Available cash with respect to each quarter may, at the discretion of the general partner, be (i) distributed in respect of repurchases of the common units or (ii) distributed to the limited partners as of a record date selected by the general partner in accordance with each limited partner’s percentage interest. Any distribution pursuant to clause (ii) will be made within 45 days following the end of the applicable quarter.

Definition of Available Cash. Available cash generally means, for any quarter ending prior to liquidation, all cash on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of our business;
•	comply with applicable law or any partnership debt instrument or other agreement; or
•	provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters.

General Partner Interest

The general partner owns a non-economic general partner interest in ARLP.

Effect of Issuance of Additional Units

We can issue additional common units or other equity securities for consideration and under terms and conditions approved by our general partner in its sole discretion and without the approval of our unitholders. We may fund acquisitions through the issuance of additional common units or other equity securities.

Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders.

Distributions of Cash Upon Liquidation

General. If we dissolve and liquidate, we will sell our assets or otherwise dispose of our assets and we will adjust the partners’ capital account balances to show any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our Partnership Agreement and by law and, thereafter, distribute to the unitholders and the general partner in accordance with their adjusted capital account balances.

Manner of Adjustment. If we liquidate, we would allocate any loss to the general partner and each unitholder as follows:

•	First, to the unitholders, in accordance with their percentage interests, until the capital accounts of the unitholders have been reduced to zero; and
•	Thereafter, 100% to the general partner.

Interim Adjustments to Capital Accounts. If we issue additional security interests or make distributions of property, we will make interim adjustments to capital accounts. These adjustments would be based on the fair market value of the interests or the property distributed and any gain or loss would be allocated to the unitholders and the general partner in the same way that a gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from our issuance of additional interests, distributions of property, or upon our liquidation, would be allocated in a way that, to the extent possible, would result in the capital account balance of the general partner equaling the amount which would have been the general partner’s capital account balance if no prior positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of certain material provisions of our Partnership Agreement that relate to ownership of our common units.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the common unitholder vote required for approval of the matters specified below.  Matters that call for the approval of a “unit majority” require the approval of a majority of outstanding common units.

In voting their common units, the general partner and its affiliates have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No approval right.
Amendment of our Partnership Agreement

Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of the Partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”
Dissolution of the Partnership	Unit majority. Please read “—Termination and Dissolution.”
Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”
Withdrawal of the general partner	No approval right. Please read “—Withdrawal or Removal of the General Partner.”
Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by the general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”
Transfer of the general partner interest	No approval right.
Transfer of ownership interests in the general partner	No approval right.

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

Applicable Law

Our Partnership Agreement is governed by Delaware law, without regard to its principles of conflicts of law.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and otherwise acts in conformity with the provisions of our Partnership Agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;
•	to approve some amendments to our Partnership Agreement; or
•	to take other action under our Partnership Agreement

constituted “participation in control” of our business for purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the Partnership, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and which could not be ascertained from our Partnership Agreement.

Issuance of Additional Securities

Our Partnership Agreement authorizes us to issue an unlimited number of additional limited partner interests and other securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.

It is possible that we will fund acquisitions through the issuance of additional common units or other securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. See “Our Cash Distribution Policy” above. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our Partnership Agreement, we may also issue additional securities that, in the sole discretion of the general partner, may have special voting rights to which the common units are not entitled.

Amendment of Our Partnership Agreement

General. Amendments to our Partnership Agreement may be proposed only by or with the consent of the general partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon approval by the holders of a unity majority, unless a greater or different percentage is required under our Partnership Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding common units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the general partner shall seek the written approval of the requisite percentage of common units or call a meeting of the unitholders to consider and vote on such proposed amendment. The general partner shall notify all record holders upon final adoption of any such proposed amendments.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected
•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

•	change the term of the Partnership;
•

provide that the Partnership is not dissolved upon the expiration of its term or upon an election to dissolve the Partnership by the general partner that is approved by the holders of a majority of the outstanding common units; or

•	give any person the right to dissolve the Partnership other than the general partner’s right to dissolve the Partnership with the approval of the holders of a majority of the outstanding common units.

The provision of our Partnership Agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units.

No Unitholder Approval.  The general partner may generally make amendments to our Partnership Agreement without the approval of any limited partner or assignee to reflect:

•	a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership;
•	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;
•

a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of counsel, to prevent the Partnership or the general partner or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that in the discretion of the general partner is necessary or advisable for the authorization or issuance of any class or series of securities;
•	any amendment expressly permitted in our Partnership Agreement to be made by the general partner acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Partnership Agreement;

•

any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by the Partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our Partnership Agreement;

•	a change in the fiscal year or taxable year of the Partnership and related changes; and
•	any other amendments substantially similar to any of the matters described in above.

In addition, the general partner may make amendments to our Partnership Agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

•	do not adversely affect the limited partners in any material respect;
•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of the Partnership and the limited partners;

•	are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or
•	are required to effect the intent of the provisions of our Partnership Agreement or are otherwise contemplated by our Partnership Agreement.

Opinion of Counsel. No amendments, except those under “—No Unitholder Approval” shall become effective without the approval of the holders of at least 90% of the then outstanding common units, unless the Partnership obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval proved by the holders of a majority of the outstanding common units of the class affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

The general partner is generally prohibited, without the prior approval of holders of a majority of the outstanding common units, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination; provided that the general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership’s assets without that approval. The general partner may also sell all or substantially all of the Partnership’s assets under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in our Partnership Agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The limited partners are not entitled to dissenters’ rights of appraisal under our Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue until close of Partnership business on December 31, 2098, unless terminated sooner under our Partnership Agreement. We will dissolve upon:

•	the election of the general partner to dissolve us, if approved by the holders of a majority of the outstanding common units;
•

the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with our Partnership Agreement or withdrawal or removal following approval and admission of a successor;

•	the entry of a decree of judicial dissolution of the Partnership; or
•	the sale of all or substantially all of the assets and properties of the Partnership.

Upon a dissolution under the second bullet point above, the holders of a majority of the outstanding common units may also elect, within specific time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions described in our Partnership Agreement by forming a new limited partnership on terms identical to those in our Partnership Agreement and having as a successor general partner an entity approved by the holders of units representing a unit majority, subject to receipt by the Partnership of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and
•

neither the Partnership, the reconstituted limited partnership, Alliance Resource Operating Partners, L.P., nor Alliance Coal, LLC would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Our Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may, in its absolute discretion, defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

Withdrawal or Removal of the General Partner

The general partner may withdraw as the general partner without first obtaining approval from any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our Partnership Agreement. In addition, our Partnership Agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interests in the Partnership without the approval of the unitholders.

Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interests in the Partnership, the holders of a majority of the outstanding common units may, prior to the effective date, select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal the holders of a majority of the outstanding common units agree in writing to continue the business of the Partnership and to appoint a successor general partner. See “—Termination and Dissolution” above.

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and the Partnership receives an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units.

Withdrawal of Limited Partners

No limited partner has any right to withdraw from the Partnership, except that when a transferee of a limited partner’s limited partner interest becomes a record holder of the limited partner interest so transferred, such transferring limited partner will cease to be a limited partner with respect to the limited partner interest so transferred

Change of Management Provisions

Our Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Alliance Resource Management GP, LLC as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner. Please read “—Voting Rights.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the Partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a common unitholder may anticipate the market price to be in the future.

Status as Limited Partner or Assignee

By transfer of common units in accordance with our Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “—Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, creates a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.